Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Canada M5C 2Y7 Tel. 416.947-1212 Fax. 416.367-4681 Toll free 1-888-822-6714 agnico-eagle.com

VIA FACSIMILE AND EDGAR

May 7, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549-7010

Attention:                                        H. Roger Schwall
Assistant Director

Re:                            Agnico-Eagle Mines Limited

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed March 31, 2009

File No. 1-13422

Dear Mr. Schwall:

We are writing to respond to the comments set forth in the comment letter dated April 27, 2009 (the “Comment Letter”) of the Staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 filed by Agnico-Eagle Mines Limited (the “Company”) with the SEC on March 31, 2009 (the “Form 20-F”).

For your convenience, the text of Staff’s comments is set forth below and is followed by the Company’s responses to such comments.  Capitalized terms in the Form 20-F and used in the following response without definition shall have the meanings specified in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2008

Pension Plan Benefits, page 97

1.                                     We note your disclosure of a supplemental defined contribution plan for certain of your executive officers.  Please explain why this plan is not filed as an exhibit.  See Instruction as to Exhibits 4(c) in Form 20-F.

Company Response:

The Company’s supplemental defined contribution plan (the “SERP”) was not filed as an exhibit to the Form 20-F because the Instruction as to Exhibits 4(c)(v) provides that such plans are required to be filed as exhibits to Form 20-F unless the “[p]ublic filing of a management contract or compensatory plan, contract or arrangement, or a portion thereof, is not required in the company’s home country and is not otherwise publicly disclosed by the company.”  The Company respectfully advises that the SERP is not required to be publicly filed under applicable Canadian securities laws and is not otherwise publicly disclosed by the Company.  Accordingly, the Company respectfully submits that it is not required to file the SERP as an exhibit to the Form 20-F.

Employment Contracts / Termination Arrangements, page 98

2.                                     You disclose that you have employment agreements with all your executive officers.  Please file these agreements as exhibits or provide us with an explanation as to why such agreements need not be filed.  See Instruction as to Exhibits 4(c) in Form 20-F.  In addition, discuss the terms of these management contracts in the “Material Contracts” section on page 116.

Company Response:

Similar to our response to comment #1 above, the employment agreements with Company’s executive officers (the “Employment Agreements”) were not filed as exhibits to the Form 20-F because the Instruction as to Exhibits 4(c)(v) provides that such agreements are required to be filed as exhibits to Form 20-F unless the “[p]ublic filing of a management contract or compensatory plan, contract or arrangement, or a portion thereof, is not required in the company’s home country and is not otherwise publicly disclosed by the company.”  The Company respectfully advises that the Employment Agreements are not required to be publicly filed under applicable Canadian securities laws and are not otherwise publicly disclosed by the Company.  Accordingly, the Company respectfully submits that it is not required to file the Employment Agreements as an exhibit to the Form 20-F.  Although the Employment Agreements are not discussed under the caption “Material Contracts” on page 116 of the Form 20-F, the Company respectfully refers the Staff to the disclosure regarding the Employment Contracts set out under the captions “Item 6 Directors, Senior Management and Employees – Compensation of Executive Officers – Summary Compensation Table – Agnico-Eagle Mines Limited” and “Item 6 Directors, Senior Management and Employees – Compensation of Executive Officers – Employment Contracts/Termination Agreements” on pages 94 and 98 of the Form 20-F, respectively.

The Company proposes to include disclosure to the following effect in subsequent Annual Reports filed on Form 20-F under the caption “Item 10 Additional Information – Material Contracts”:

“Compensation Agreements

Agnico-Eagle has entered into employment agreements and retirement compensation arrangements with each of its executive officers.  For a discussion of these agreements and arrangements, please see “Item 6. Directors, Senior Management and Employees – Compensation of Officers – Employment Contracts/Termination Arrangements” and “Item 6. Directors, Senior Management and Employees – Compensation of Officers – Pension Arrangements”, respectively.”

Director Compensation Table, page 100

3.                                     We note your disclosure of certain undertakings given to RiskMetrics Group with respect to option grants to non-executive directors.  Please clarify what you mean by “undertakings” and file any agreements between you and RiskMetrics Group that relate to the compensation of your officers and directors.  Further, provide the specific terms of such undertakings and if there are specific limits that were put in place with regard to director and named executive officer compensation.

Company Response:

The Company supplementally advises Staff that prior to the Company’s annual and special meeting of shareholders held on May 9, 2008 (the “2008 AGM”), the Company discussed with ISS Governance Services (as it then was known) (“RiskMetrics”) certain resolutions that were to be considered by the shareholders at the 2008 AGM, including proposed amendments to the Stock Option Plan (the “Proposed ESOP Amendments”).  RiskMetrics indicated that it was concerned that the Stock Option Plan as amended by the Proposed ESOP Amendments would not impose a limit on non-employee director participation in the Stock Option Plan.  Specifically, RiskMetrics wanted the Stock Option Plan to be amended (the “RiskMetrics’ Amendments”) to provide that (a) non-employee director participation in the Stock Option Plan would be limited to the lesser of (i) a reserve of 1% of the shares outstanding at any point in time, and (ii) an annual equity award value of $100,000 per director, and (b) the amending provision of the Stock Option Plan would expressly state that the foregoing limits may not be amended without shareholder approval.  The RiskMetrics’ Amendments serve to restrict the amount of non-executive directors’ compensation that may be paid by the issuance of options under the Stock Option Plan.  The RiskMetrics’ Amendments neither prescribe limits on compensation of any non-executive director (except in regard to the aggregate value of options permitted to be granted under the Stock Option Plan to any such director) nor affect in anyway the compensation of executive officers.

In addition, the Company supplementally advises Staff that in order to secure RiskMetrics positive voting recommendation in respect of the Proposed ESOP Amendments at the 2008 AGM, on April 24, 2008 the Company gave a written undertaking to RiskMetrics to (a) present the RiskMetics’ Amendments to its shareholders at the next annual shareholder meeting of the Company (which was held on April 30, 2009 (the “2009 AGM”)), and (ii) conduct itself as if the Stock Option Plan had been amended by the RiskMetrics’ Amendments until such amendments were considered by the Company’s shareholders.  As disclosed in the Form 20-F, options granted to non-executive directors under the Stock Option Plan after April 24, 2008 were within parameters prescribed by the RiskMetrics’ Amendment and a shareholders’ resolution amending the Stock Option Plan (the “2009 ESOP Amendments”), which included the RiskMetrics’ Amendments, was passed by 88.1% of the votes cast on such resolution at the 2009 AGM.  The Company’s management information circular in respect of the 2009 AGM (attached as exhibit 99.1 to the Form 6-K furnished by the Company to the SEC on March 31, 2009) set out fully the 2009 ESOP Amendments for consideration by shareholders and indicated further that “[w]hile the Company is seeking shareholder approval to amend the Stock Option Plan to formally adopt the restrictions set out in the undertakings (see “Section 2: Business of the Meeting – Amendments to Stock Option Plan”), the Company has operated as if the restrictions were already in place (see, for example, the value of the options granted to Messrs. Davis and Roberts in July, 2008).”

The Company respectfully advises Staff that the undertaking is not required to be publicly filed under Canadian securities laws and is not otherwise publicly disclosed by the Company.  Accordingly, the Company respectfully submits that it is not required to file the undertaking as an exhibit to the Form 20-F in accordance with Instruction as to Exhibits 4(c)(v) in Form 20-F.

Closing Comments

The Company acknowledges that:

(i)                              the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(ii)                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)                        the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 847-3708.

Sincerely,

/s/ David Garofalo
David Garofalo
Senior Vice President, Finance
and Chief Financial Officer

cc:                                John Lucas

Securities and Exchange Commission

John Madison
Securities and Exchange Commission